EXHIBIT 3.2(c)

SECRETARY's CERTIFICATE

RE: AMENDMENT TO BYLAWS

          The undersigned Secretary of Alliance Gas Services, Inc., hereby certifies that the following amendments were adopted by the Board of Directors of said corporation by unanimous written consent, effective as of September 15, 1997:

          Section 1 of Article I of the Bylaws has been amended in its entirety to read as follows:

Registered Office. The registered office of the Corporation shall be at 9300 Shelbyville Road, Suite 810, Louisville, Kentucky 40222. The address of the registered office may be changed from time to time by the Board of Directors.

                                                  \s\John C. McCord
                                                  John C. McCord, Secretary